Exhibit 4.1

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS PROMISSORY NOTE UNDER SUCH SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO DAKOTA PLAINS, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.

FORM OF PROMISSORY NOTE

$ ,000.[00]	November 1, 2011
Minneapolis, Minnesota

          FOR VALUE RECEIVED, Dakota Plains, Inc., a Minnesota corporation (the “Company”) promises to pay to                     (“Lender”), or his/her/its successors and assigns, at such place as Lender may designate from time to time, the principal amount of                     ($      ,000.00).

1.

Maturity. All outstanding amounts under this Promissory Note will be due and payable in full at 4:00 pm Central time on March 1, 2013 (the “Maturity Date”) unless otherwise payable earlier in accordance with the terms of this Promissory Note.

2.

Interest. The unpaid principal amount of this Promissory Note will bear twelve percent (12.0%) simple annual interest. Upon execution of this Consolidated Promissory Note, all accrued but unpaid interest will be first due and payable in arrears on December 31, 2011. Thereafter, all accrued but unpaid interest will be due and payable in arrears on the last day of each fiscal quarter of the Company.

3.

Prepayment. The principal amount and all accrued but unpaid interest payable to Lender under this Promissory Note may be prepaid, in whole or in part without penalty or premium and without the prior written consent of Lender, at any time after the occurrence of a financing, filing or other transaction completed on or before the Maturity Date that results in the Company becoming subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and the creation of a public trading market in the Company’s commons stock (such occurrence, a “Public Listing”). Any amounts prepaid may not be re-borrowed by the Company pursuant to this Promissory Note. Any prepayment of any principal amount of this Promissory Note must be made pro rata along with prepayment of principal on all Promissory Notes issued on the date hereof, based upon the proportion of the remaining principal amount of this Promissory Note as a percentage of the total outstanding principal amount of all Promissory Notes issued on the date hereof.

4.	Additional Payment.

(a)

Amount. If a Public Listing occurs and the Initial Trading Price exceeds the Reference Price, then the Lender will be entitled to receive from the Company an amount (the “Additional Payment”) equal to the remainder, to the extent positive, of (x) the unpaid principal amount of this Promissory Note multiplied by the Initial Trading Price and divided by the Reference Price minus (y) the unpaid principal amount of this Promissory Note. The Additional Payment (if any) will be due and payable to Lender within thirty (30) days of the date on which the Public Listing occurs. For purposes of determining the Additional Payment, “Initial Trading Price” means the average closing price of the Company’s common stock over the twenty (20) trading days immediately following the Public Listing and “Reference Price” means a dollar amount equal to a price per share of the Company’s common stock equal to $2.50 (adjusting for any share dividends, divisions or combinations of the Company’s common stock occurring after the date this Promissory Note is issued).

(b)

Payment. The Lender may elect, in its sole discretion, to receive Additional Payment (if any) from the Company either (i) a number of shares of the Company’s common stock equal to the Additional Payment divided by $4.00; or (ii) a subordinated promissory note having a principal amount equal to the Additional Payment, bearing no interest for three calendar months after issuance and 12.0% simple annual interest thereafter, due and payable on the one-year anniversary of the issue date of such promissory note.

5.

Events of Default. The unpaid balance of this Promissory Note will, at the option of Lender, become immediately due and payable upon the occurrence of any one or more of the following events of default:

	(c)	The Company shall fail to pay any sum hereunder when due and such failure shall continue for ten (10) days after such payment is due;

(d)

The Company shall become insolvent, unable to pay its debts as they mature, admit in writing its inability to pay its debts as they mature, become or be adjudicated bankrupt or shall voluntarily file a petition for bankruptcy;

	(e)	The Company shall make a general assignment for the benefit of creditors; or

(f)

The Company shall apply for appointment of a receiver or a trustee for any substantial portion of its property or assets or shall permit the appointment of such receiver or trustee who is not discharged within a period of thirty (30) days after such appointment.

6.	Miscellaneous.

(a)

The Company hereby waives presentment, demand, protest, notice of dishonor, diligence and all other notices, any release or discharge arising from any extension of time, discharge of a prior party, or other cause of release or discharge other than actual payment in full hereof.

(b)

If any provisions of this Promissory Note would require the Company to pay interest hereon at a rate exceeding the highest rate allowed by applicable law, the Company shall instead pay interest under this Promissory Note at the highest rate permitted by applicable law.

(c)

This Promissory Note shall be governed by and construed in accordance with the laws of the State of Minnesota without giving effect to any choice or conflict of law provision or law that would cause the application of the laws of any other jurisdiction other than the State of Minnesota.

7.

Restatement; Prior Notes. This Promissory Note replaces in its entirety and is in substitution for but not in payment of [(a) that certain promissory note due               , 2012 in the original principal amount of $,000 and (b)  that certain promissory note due               , 2012 in the original principal amount of $               ,000], each made by the Company in favor of Lender and does not and shall not be deemed to constitute a novation thereof. Such Prior Notes shall be of no further force and effect upon the execution of this Promissory Note; provided, however, that all outstanding indebtedness, including, without limitation, unpaid principal amounts and accrued but unpaid interest under the Prior Notes as of the date of this Promissory Note, are hereby deemed indebtedness evidenced by this Promissory Note and are incorporated herein by this reference without increasing or modifying the stated principal amount of this Promissory Note.

8.

Limitation on Additional Indebtedness. As long as any indebtedness remains outstanding under this Promissory Note, the Company may not incur any additional indebtedness for borrowed money without the consent of the holders of promissory notes issued on the date hereof representing a majority of the unpaid principal under all such promissory notes then outstanding.

                    IN WITNESS WHEREOF, the Company has executed this Promissory Note as of the date first written above.

DAKOTA PLAINS, INC.

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